February 21, 2013

Writer's Direct Number: (765) 497-5829
Email: jlemke@basinc.com

BY EDGAR AND FEDEX

Mr. Gus Rodriguez, Accounting Branch Chief

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bioanalytical Systems, Inc.

Item 4.01 Form 8-K

Filed February 12, 2013

File No. 000-23357

Dear Mr. Rodriguez:

Set forth below is the response of Bioanalytical Systems, Inc. (the "Company") to the comments of the Staff contained in the Staff’s letter to the Company, dated February 14, 2013, relating to the Company's Form 8-K filed on February 12, 2013 (File No. 000-23357). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold type herein.

Comment

1.	Please confirm that you will amend this Item 4.01 8-K to:
•	Disclose the effective date of the dismissal of Crowe Horwarth LLP once they have completed their review services for the quarterly period ended March 31, 2013; and
•	Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal.

Response

The disclosure has been revised to reflect the effective date of the resignation of Crowe Horwath LLP and the information required by paragraph (a)(1)(iv) of Item 304 of Regulation S-K through such date. This revised disclosure will be filed by the Company on its Form 8-K/A. The information required by paragraph (a)(2) of Item 304 of Regulation S-K has not been provided because the Company has not yet engaged a new auditor.

Comment

2.	Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Crowe Horwarth, LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

Response

The Company provided Crowe with a copy of its report to be filed on Form 8-K/A and requested that Crowe furnish it with a letter addressing the revised disclosure. A copy of Crowe’s letter will be attached as an exhibit to the Form 8-K/A.

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765.463.4527	800.845.4246	FAX 765.497.1102	www,BASInc.com	2701 Kent Avenue	West Lafayette, IN 47906

Securities and Exchange Commission

February 21, 2013

The Company acknowledges that it is responsible for the adequacy and accuracy of all disclosures in the filing and that neither changes to its disclosure in response to staff comments nor staff comments foreclose the Commission from taking any action with respect to the filing. The Company hereby acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's response in this letter, please do not hesitate to contact me.

Sincerely,

/s/ Jacqueline M. Lemke

Jacqueline M. Lemke
President and Chief Executive Officer